Exhibit 99.118

CANNTRUST ANNOUNCES APPOINTMENT OF A NEW DIRECTOR

VAUGHAN, ON, Oct 31st, 2018 /CNW/ - CannTrust Holdings Inc. (“CannTrust” or the “Company” | TSX: TRST), a licensed producer of cannabis, is pleased to announce the appointment of John T. Kaden as a Director of the Company.

John T. Kaden is the co-Founder, Managing Partner and Chief Investment Officer of Navy Capital Green Management LLC., a global investment firm specializing in public and private investments in the emerging legal cannabis industry. Prior to this, Mr. Kaden was the co-Manager and Chief Investment Officer for Northwoods Capital Management LLC, a TMT-focused global hedge fund. Prior to joining Northwoods, Mr. Kaden was the Founder and Managing Partner of Cynthion Partners, a global macro hedge fund, from 2006 through the end of 2013. Prior to founding Cynthion, Mr. Kaden was an Associate in the Strategic Division of Blackrock. Mr. Kaden began his career as a macro strategist for The G7 Group, a global consulting firm that advises its clients on macroeconomic and political developments that affect financial markets. Mr. Kaden graduated Magna Cum Laude with an A.B. from Harvard University and a J.D. from Yale Law School.

“I am delighted to join the board of CannTrust which I believe is positioned to be one of the leading companies, not only in Canada’s medical and recreational cannabis markets, but also among the earliest multinational corporations positioned to lead this rapidly emerging global industry” said John T. Kaden, Managing Partner and Chief Investment Officer, Navy Capital, LLC.

“I have known John for over two years and appreciate his vision, industry depth and capital markets expertise. We look forward to his guidance as we continue our rapid expansion in Canada and the global medical markets” said Eric Paul, CannTrust’s Co-Founder and Chairman of the Board.

About CannTrust

CannTrust - a front-runner in the cannabis industry, a federally regulated licensed producer and proudly a Canadian company - is leading the Canadian and global market in producing standardized cannabis products. Started as Canada’s only pharmacist-founded medical cannabis producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry’s broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing Centre of excellence in Vaughan, Ontario.

CannTrust is ready for Cannabis 2.0, and is currently developing new products for future verticals that span the medical, recreational, beauty, wellness and pet markets. CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Its product development teams along with its exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. CannTrust supports ongoing patient education about medical cannabis and has a compassionate use program to support patients with financial needs.

For more information, please visit: www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to future product offerings, internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada and globally generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release. Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: or to arrange an interview, please contact: Sybil Eastman at Strategic Objectives. Tel: (416) 366-7735 X254 | Email: sybil.eastman@strategicobjectives.com